UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 18, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Markit Ltd.

File No. 333-195687 - CF#30996

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Markit Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on May 5, 2014, as amended.

Based on representations by Markit Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.30	through June 18, 2024
Exhibit 10.31	through June 18, 2024
Exhibit 10.32	through June 18, 2024
Exhibit 10.33	through July 21, 2021
Exhibit 10.34	through January 31, 2024
Exhibit 10.35	through June 18, 2024
Exhibit 10.36	through December 31, 2017
Exhibit 10.37	through June 18, 2024
Exhibit 10.40	through April 2, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary